Exhibit 99.6

FOR IMMEDIATE RELEASE

Tuesday, March 24, 2009

CELESTICA FILES FORM 20-F

TORONTO, Ontario - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced that its annual report on form 20-F for the year ended December 31, 2008 has been filed with the United States Securities and Exchange Commission.

The annual report on form 20-F can be accessed on the company’s website at www.celestica.com. The form 20-F can also be viewed at http://www.sedar.com and the Edgar Filing on http://www.sec.gov.com.

The company’s shareholders are entitled to receive copies of the Form 20-F free of charge. Shareholders can request the document on the Investor Relations page of Celestica’s website at www.celestica.com. Shareholders who have already requested copies of Form-20F will receive these documents in the mail.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

For further information on Celestica, visit its website at http://www.celestica.com.

The company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

For further information, contact:

Laurie Flanagan	Paul Carpino
Communications	Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com